UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

     [ X ] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE
           ACT OF 1934

For the fiscal year ended December 31, 1999


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
         ACT OF 1934

For the transition period from                        to
                              ----------------------      ----------------------

Commission file number:                             0-23574
                       ---------------------------------------------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


PETCO ANIMAL SUPPLIES 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Petco Animal Supplies, Inc.
                                 9125 Rehco Road
                               San Diego, CA 92121

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                              Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                                Table of Contents

                                                                            Page
Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits as of December 31, 1999
     and 1998                                                                  2

Statements of Changes in Net Assets Available for Benefits for the years
     ended December 31, 1999 and 1998                                          3

Notes to Financial Statements                                                  4

Schedule

1 Schedule of Assets Held for Investment Purposes at End of Year as
     of December 31, 1999                                                     10

                          Independent Auditors' Report

The Administrative Committee
Petco Animal Supplies 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Petco Animal Supplies 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                    KPMG LLP

San Diego, California
June 20, 2000

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998



                                             Assets             1999                 1998
                                                         ------------------   ------------------

Investments (Note 3)                                    $      9,118,155            5,208,739
                                                         ------------------   ------------------
Receivables:
     Employer contribution                                        11,558                   --
     Participant contributions                                    24,093                   --
                                                         ------------------   ------------------

                 Total receivables                                35,651                   --
                                                         ------------------   ------------------

                 Total assets                                  9,153,806            5,208,739

                                           Liabilities

Excess contributions due to participants (Note 6)                115,861              149,551
                                                         ------------------   ------------------

                 Net assets available for benefits      $      9,037,945            5,059,188
                                                         ==================   ==================

See accompanying notes to financial statements.

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998



                                                                1999                 1998
                                                         ------------------   ------------------
Additions to net assets attributed to:
     Investment income:
        Net appreciation (depreciation) in fair value
           of investments                               $      1,194,963              (30,790)
        Interest                                                   7,837                3,199
        Dividends                                                643,317              352,669
        Investment expenses                                       (2,807)              (1,047)
                                                         ------------------   ------------------

                                                               1,843,310              324,031
                                                         ------------------   ------------------

     Contributions:
        Participant                                            2,206,063            1,784,393
        Employer                                                 854,401              518,584
                                                         ------------------   ------------------
                                                               3,060,464            2,302,977
                                                         ------------------   ------------------

                 Total additions                               4,903,774            2,627,008

Deductions from net assets attributed to benefits paid
  to participants                                                925,017              356,236
                                                         ------------------   ------------------
                 Net increase                                  3,978,757            2,270,772

Net assets available for benefits:
     Beginning of year                                         5,059,188            2,788,416
                                                         ------------------   ------------------

     End of year                                        $      9,037,945            5,059,188
                                                         ==================   ==================


See accompanying notes to financial statements.

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)    Description of Plan

       The following  description of the Petco Animal  Supplies 401(k) Plan (the
       Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan was established on January 1, 1992, was amended and restated on January 1, 1994, October 1, 1996 and September 1, 1998, and is a defined contribution plan available to all eligible employees of Petco Animal Supplies, Inc. (the Company). Prudential Trust Company is the Plan trustee and custodian of the Plan's assets.

              Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain investment and administrative expenses of the Plan are paid directly by the Company. All employees who are at least 21 years of age and have completed one year of service with a minimum of 1,000 hours worked are eligible to participate in the Plan. The Plan entry dates are on the first day of a calendar quarter coinciding with or following the date employees satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Contributions

              Each Plan year, participants may elect to make a pretax contribution to the Plan ranging from 1% to 15% of their gross salary subject to Internal Revenue Service limits of $10,000 in 1999 and 1998. The Company, as Plan sponsor, may make discretionary matching contributions on the participants' behalf to the Plan and additional discretionary contributions. Additional discretionary contributions are allocated to participants, in proportion to their compensation, as a percentage of the compensation of all participants. Contributions are subject to certain limitations. All employer contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age 65, retirement due to disability, death or termination of the Plan. For the Plan years ended December 31, 1999 and 1998, the Company made discretionary matching contributions of $854,401 and $518,584, respectively.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's discretionary matching contributions, (b) fund earnings and (c) forfeitures incurred prior to September 1, 1998 (Note 1(i)). Allocations are based upon the participant's pro rata share of the beginning of the month's investment account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                       4                             (Continued)

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (d)    Investment Options

              The Plan provides for participant-directed accounts which allow participants to allocate their account balance among the following investment funds:

                            Name of Mutual Fund                                       Type of Investment

             --------------------------------------------------   -----------------------------------------------------------
             Prudential Governmental Securities Trust Money       Invests in a  diversified  portfolio  of short-term  money
               Market Fund                                        market  instruments  issued  by the U.S. government or its agencies.

             Prudential Utility Fund                              Invests    in    equity  and  debt securities   of utility
                                                                  companies.

             Prudential Equity Fund                               Invests  in  a portfolio   of common  stocks of     major,
                                                                  well-established corporations.

             Prudential Balanced Fund                             Invests in equities, debt and cash.

             Prudential Government Income Fund                    Invests  at least  65% of the  total  fund  assets in U.S.
                                                                  government securities.

             Prudential Natural Resources Fund                    Invests in securities  of foreign   and domestic companies
                                                                  that own,  explore, mine,  process or provide  goods   and
                                                                  services with respect to natural resources and securities.

             Fidelity Advisor Equity Growth Fund                  Invests  in  growth  stocks  of   small,  medium and large
                                                                  companies that demonstrate the potential for above average earnings or sales growth.

             Putnam OTC Emerging Growth Fund                      Invests    in   securities    of companies   with   market
                                                                  capitalizations between $50  million and $2 billion   that
                                                                  have a rapid growth rate and a dominant industry position.

             Petco Common Stock                                   Company common stock quoted on the NASDAQ national market.

             The Plan also  holds   nonparticipant-directed  accounts  which are
             invested in the following investment funds:

             Prudential Special Money Market Fund B               Invests   in    a   diversified     portfolio    of   U.S.
                                                                  dollar-denominated money  market instruments from domestic and foreign issuers.

             Prudential Government Money Market Fund              Invests    in   a    diversified    portfolio    of   U.S.
                                                                  dollar-denominated  money market instruments from the U.S.
                                                                  government.

                                        5                            (Continued)

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (e)    Payment of Benefits

              On termination of service due to death, disability or retirement, a participant's vested account balance is paid in a lump sum distribution or as an annuity. The Plan also provides for hardship withdrawals subject to U.S. Department of Labor regulations.

       (f)    In-Service Withdrawals

              While the Plan is designed to be a retirement income supplement, it provides flexibility for participants greater than 59-1/2 years of age in cases where funds are needed prior to retirement. Accordingly, employees may withdraw funds before retirement up to the maximum vested account balance adjusted for amounts attributable to before-tax contributions, as outlined in the Plan.

       (g)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age 65, retirement due to disability, death or termination of the Plan.

       (h)    Participant Loans

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund, using the same allocation method as contributions. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate established by the Plan's administrator plus 1%. Participant loans outstanding at December 31, 1999 and 1998 were $117,702 and $29,433, respectively. The prime rate at December 31, 1999 and 1998 was 8.50% and 7.75%, respectively. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Principal and interest, calculated using the effective-interest method, are paid monthly or semimonthly through payroll deductions.

       (i)    Forfeitures

              Forfeitures are used to reduce future employer contributions. During the year ended December 31, 1999, forfeitures totaled $58,924 and investment income on unallocated forfeitures was $2,601. At December 31, 1999 and 1998, forfeited nonvested accounts totaled $86,239 and $24,714, respectively and are invested in the Prudential Governmental Securities Trust Money Market Fund.

       (j)    Administrative Costs

              Certain costs and expenses related to the administration of the Plan are paid by the Company.

                                       6                             (Continued)

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(2)    Significant Accounting Policies

       (a)    Basis of Accounting

              The accompanying financial statements of the Plan are presented using the accrual method of accounting and have been prepared in accordance with generally accepted accounting principles.

       (b)    Investment Valuation

              The Plan's investments in mutual funds, money market funds and common stock are stated at fair value, which is determined by quoted market prices. Investment purchases and sales are recorded on a trade-date basis. All receivables and liabilities and participant loans are valued at cost, which approximates fair value.

       (c)    Use of Estimates

              The Company has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (d)    Accounting Standard Adopted

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                       7                             (Continued)

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(3)    Investments

       The following presents investments that represent 5% or more of the Plan's net assets.

                                                                          December 31,
                                                            ----------------------------------------
                                                                    1999                  1998
                                                            --------------------  ------------------

Prudential Governmental Securities Trust Money Market Fund,
    490,567 and 294,774 shares, respectively                 $           490,567         294,774
Prudential Utility Fund, 66,519 and 56,225 shares,
    respectively                                                         735,035         677,440
Prudential Equity Fund, 105,995 and 81,972 shares,
    respectively                                                       2,044,493       1,619,534
Prudential Balanced Fund, 56,628 and 39,352 shares,
    respectively                                                         702,096         479,298
Fidelity Advisor Equity Growth Fund, 28,588 and 16,682
    shares, respectively                                               2,047,221         952,026
Putnam OTC Emerging Growth Fund, 43,423 and 27,642 shares,
    respectively                                                       1,607,082         476,833
Petco Common Stock, 62,507 and 36,164 shares, respectively               871,092         363,905


       During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

                                                                          1999                   1998
                                                                   -------------------    -------------------

                       Mutual funds                             $         1,011,461                 77,332
                       Money market funds                                       (18)                    (5)
                       Common stock                                         183,520               (108,117)
                                                                   -------------------    -------------------

                                                                $         1,194,963                (30,790)
                                                                   ===================    ===================


(4)    Tax Status

       The adopted Plan document is a standardized profit sharing plan developed by the trustee. The Company has received a favorable determination letter dated July 31, 1995 regarding tax-exempt status under the provisions of the Internal Revenue Code. The Plan has been amended since the determination letter has been received. However, the Company and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

                                       8                             (Continued)

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)    Excess Contributions Due to Participants

       The Plan initially failed to meet certain nondiscrimination tests for the years ended December 31, 1999 and 1998, and $115,861 and $147,240, respectively was returned to certain participants in order to meet the nondiscrimination tests. In addition, for the year ended December 31, 1998, certain participants contributed amounts in excess of $10,000, the maximum deferral amount as determined by the Internal Revenue Service, and excess deferrals of $2,311 were returned to Plan participants in 1999. These amounts have been recorded in the accompanying financial statements as liabilities of the Plan as of December 31, 1999 and 1998.



                                                                                                                Schedule 1


                                            PETCO ANIMAL SUPPLIES 401(k) PLAN

                              Schedule of Assets Held for Investment Purposes at End of Year

                                                    December 31, 1999


                    (b)

             Identity of issue,                                                                                (e)
              borrower, lessor                          (c)                              (d)                 Current
 (a)          or similar party               Description of investment                   Cost                 value
------    ------------------------    -------------------------------------      --------------------   --------------------

                                      Money market funds:

  *       Prudential                  Governmental Securities Trust
                                         Money Market Fund                     $         490,595               490,567

  *       Prudential                  Special Money Market Fund B                            166                   166

  *       Prudential                  Government Money Market Fund                        11,870                11,870
                                                                                --------------------    --------------------

                                                                                         502,631               502,603
                                                                                --------------------    --------------------
                                      Mutual funds:

  *       Prudential                  Utility Fund                                       752,564               735,035

  *       Prudential                  Equity Fund                                      2,040,222             2,044,493

  *       Prudential                  Balanced Fund                                      722,966               702,096

  *       Prudential                  Government Income Fund                             306,791               290,558

  *       Prudential                  Natural Resources Fund                             180,059               200,273

          Fidelity                    Advisor Equity Growth Fund                       1,686,935             2,047,221

          Putnam                      OTC Emerging Growth Fund                           826,951             1,607,082
                                                                                --------------------    --------------------

                                                                                       6,516,488             7,626,758
                                                                                --------------------    --------------------

  *       Petco                       Petco Common Stock                                 778,090               871,092

  *       Participant Loans           Interest rates ranging from
                                         8.75% to 9.5%                                        --               117,702
                                                                                --------------------    ---------------------
                                                         Total investments     $       7,797,209             9,118,155
                                                                                ====================    =====================


  *    Party in interest.


See accompanying independent auditors' report

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

     June 28, 2000
                        PETCO Animal Supplies 401(k) Plan

                        BY: Plan Administrative Committee


                        /s/ Brian K. Devine
                        --------------------------------------------------------
                        Brian K. Devine


                        /s/ Bruce C. Hall
                        --------------------------------------------------------
                        Bruce C. Hall


                        /s/ Janet D. Mitchell
                        --------------------------------------------------------
                        Janet D. Mitchell


                        /s/ James M. Myers
                        --------------------------------------------------------
                        James M. Myers


                        /s/ William M. Woodard
                        --------------------------------------------------------
                        William M. Woodard

                       Consent of Independent Accountants

The Board of Directors
Petco Animal Supplies, Inc.:


We consent to incorporation by reference in the registration statement (No. 33-95352) on Form S-8 of Petco Animal Supplies, Inc. of our report dated June 20, 2000, relating to the statements of net assets available for benefits of the Petco Animal Supplies 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999, and the related schedule, which report appears in the December 31, 1999 annual report on Form 11-K of Petco Animal Supplies 401(k) Plan.


                                    KPMG LLP

San Diego, California
June 28, 2000